UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C., 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) or (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

SANDSTORM GOLD LTD.

(Exact Name of Registrant as specified in its Charter)

British Columbia, Canada	98-1178734
(State or Other Jurisdiction of	(I.R.S. Employer Identification No.)
Incorporation or Organization)

Suite 1400, 400 Burrard Street Vancouver, British Columbia	V6C 3A6
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class To Be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Common Shares, no par value	New York Stock Exchange

 _____________________________

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement file number to which this form relates: (if applicable):

Not Applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

None.

Explanatory Note

Sandstorm Gold Ltd. (the “Registrant”) is filing this registration statement on Form 8-A in connection with the transfer of the listing of its common shares without par value (the “Common Shares”) from the NYSE American LLC to the New York Stock Exchange. The Common Shares are also currently traded on the Toronto Stock Exchange under the symbol “SSL”.

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Item 1.  Description of Registrant’s Securities to be Registered.

Common Shares

Our authorized share capital consists of an unlimited number of Common Shares.

The power to allot and issue shares is conferred upon our Board of Directors. We may from time to time amend our Articles to add, change or remove any provision concerning our Common Shares, so long as such alteration is permitted under the Business Corporations Act (British Columbia) (the “BCBCA”). Currently, our Articles permit alterations to our authorized share structure and the creation of special rights or restrictions for our shares of any class or series of shares, whether issued or unissued. Our Articles state that alterations to our authorized share structure or the creation of special rights or restrictions for our shares must be authorized by a special resolution (“Special Resolution”) of our shareholders, meaning that such alteration(s) must be passed by a majority of not less than 66 2/3% of the votes cast by the shareholders of the class or series of shares affected.

Under the BCBCA, other transactions required to be authorized by the holders of our shares by Special Resolution are corporate actions such as amalgamations (except vertical short form amalgamations and horizontal short form amalgamations, as each is defined under the BCBCA), continuances out of British Columbia and the sale, lease or other disposition of all or substantially all of our property out of the ordinary course of business.

Holders of our Common Shares are entitled to receive notice of any meetings of our shareholders, to attend and to cast one vote per Common Share at all such meetings. Holders of our Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of our Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by our Board of Directors at its discretion from funds legally available therefor and, upon our liquidation, dissolution or winding up, are entitled to receive, on a pro rata basis, our net assets after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of our Common Shares with respect to dividends or liquidation. Our Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

No dividends on our Common Shares have been paid by us to date and we may not declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of our Board of Directors, after taking into account many factors including our operating results, financial condition and current and anticipated cash needs. Any dividends which our Board of Directors may declare in the future on our Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

With the exception of the potential effect of the ability of our Board of Directors to issue an unlimited number of Common Shares, there are no provisions in our Articles which would have an effect of delaying, deferring or preventing a change in our control.

Shareholder ownership must be publicly disclosed in accordance with Canadian securities law by any shareholder who beneficially owns or exercises control or direction over 10% or more of our outstanding Common Shares. This is in addition to beneficial ownership reporting requirements applicable to shareholders under Section 13(d) of the Exchange Act.

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Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Registrant’s securities, except as discussed below under “Taxation”.

Constraints

There are no limitations under the laws of Canada or in the organizing documents of the Registrant on the right of foreigners to hold or vote securities of the Registrant, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Registrant by a “non-Canadian”. The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Registrant. “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians. Additionally, where the applicable financial thresholds are met, the acquisition (directly or indirectly) of more than twenty percent of the shares of a publicly-traded company will create an obligation to make a pre-merger notification filing under Part IX of the Competition Act.

Taxation

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to persons who hold, as beneficial owners, our Common Shares who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”): (i) hold the Common Shares as capital property, (ii) deal at arm’s length with us, (iii) are not our affiliates, and (iv) who for purposes of the Tax Act, are not (and are not deemed to be) resident in Canada and do not use or hold, and will not use (or be deemed to use or hold), the Common Shares in a business carried on in Canada (a “Non-Resident Holder”). This summary should not be considered to constitute tax advice to any specific holder of Common Shares or any other person.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the “Regulations”) and the current administrative policies and assessing practices and policies of the Canada Revenue Agency (“CRA”) which have been made publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”). This summary assumes that the Tax Proposals will be enacted as proposed but does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax considerations. No assurances can be given that the Tax Proposals will be enacted as proposed, if at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

Dividends

Dividends received or deemed to be received by a Non-Resident Holder on our Common Shares will be subject to Canadian withholding tax under Part XIII of the Tax Act. The general rate of withholding tax under Part XIII of the Tax Act is 25%, although such rate may be reduced under the provisions of an applicable income tax convention between Canada and the Non-Resident Holder’s country of residence. Under the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is a resident of the United States for purposes of the Treaty and entitled to benefits under the Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Registrant’s voting shares).

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Dispositions of Common Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Common Share constitutes “taxable Canadian property” to the Non-Resident Holder thereof at the time of the disposition for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

The Common Shares will not generally constitute taxable Canadian property of a Non-Resident Holder unless at any time during the 60-month period preceding the disposition, (i) the Non-Resident Holder, persons not dealing at arm’s length with such Non-Resident Holder, partnerships in which the Non-Resident Holder or any such person holds an interest directly or indirectly through one or more partnerships, or the Non-Resident Holder together with all such persons and partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of the Registrant; and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of: (a) real or immovable property situated in Canada; (b) “Canadian resource properties”; (c) “timber resource properties”; and (d) options in respect of, or interests in, or for civil law rights in property described in (a) to (c) (as such terms are defined in the Tax Act).

Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares which are not otherwise taxable Canadian property could be deemed to be taxable Canadian property.

Even if the Common Shares are taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of Common Shares will not be included in computing the Non-Resident Holder’s income for the purposes of the Tax Act if the Common Shares constitute “treaty-protected property”. Common Shares owned by a Non-Resident Holder will generally be treaty-protected property if the gain from the disposition of such Common Shares would, because of an applicable income tax treaty, be exempt from tax under the Tax Act.

Non-Resident Holders owning Common Shares that may be “taxable Canadian property” should consult their tax advisors.

Other Tax Considerations

In addition to the forgoing Canadian tax considerations, certain adverse U.S. federal income tax rules may apply to a person that owns or disposes of our Common Shares if (a) we are treated as a passive foreign investment company (“PFIC”) for United States federal income tax purposes and (b) such person is (i) a citizen or individual resident of the United States; (ii) a corporation (or an entity classified as one for United States federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source; or (iv) a trust if (A) a United States court is able to exercise primary supervision over its administration and one or more Untied States persons, within the meaning of section 7701(a)(30) of the Internal Revenue Code of 1986, as amended, have authority to control all of its substantial decisions or (B) it has properly elected under applicable U.S. Department of Treasury regulations to be treated as a United States person.

In general, we will be treated as a PFIC for any taxable year during which either (i) 75% or more of our gross income is passive income, or (ii) 50% or more of the average value of our assets produce or are held for the production of passive income. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the taxable year in question. We have not determined whether we will be a PFIC in our current taxable year or whether we have been treated as a PFIC in any prior year. Thus, there can be no assurance that we will or will not be determined to be a PFIC during the current year or any prior or future year. No opinion of counsel or ruling from the United States Internal Revenue Service concerning our status as a PFIC has been obtained, and we do not currently have any plans to request any such opinion or ruling in the future.

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Persons described above who are Holders of our Common Shares are urged to consult with their own tax advisors with respect to the potential applicability of the PFIC rules to them, as well as with respect to any other tax considerations that may be applicable to them under their particular circumstances

Item 2.  Exhibits.

Under the “Instructions as to Exhibits” section of Form 8-A, no exhibits are required to be filed because we have no other securities registered on the New York Stock Exchange and the securities to be registered hereby are not being registered pursuant to Section 12(g) of the Exchange Act.

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SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

SANDSTORM GOLD LTD.

Dated: February 20, 2020	/s/ Erfan Kazemi
Name: Erfan Kazemi
Title: Chief Financial Officer